Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or by the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN.

Baozun Inc.

寶尊電商有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

CHANGE OF JOINT COMPANY SECRETARY
AND

WAIVER FROM STRICT COMPLIANCE WITH RULES 3.28 AND 8.17 OF THE LISTING RULES

CHANGE OF JOINT COMPANY SECRETARY

The board (the “Board”) of directors of Baozun Inc. (the “Company”) hereby announces that Mr. Arthur Yu (“Mr. Yu”) has resigned as the joint company secretary of the Company (the “Joint Company Secretary”) with effect from March 20, 2025 due to other business commitments. Mr. Yu has confirmed that he has no disagreement with the Board and there is no matter in relation to his resignation that needs to be brought to the attention of the shareholders of the Company and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

The Board would like to take this opportunity to express its gratitude to Mr. Yu for his contributions to the Company during his tenure as the Joint Company Secretary.

The Board further announces that Ms. Wendy Sun Shu (“Ms. Sun”) has been appointed as Joint Company Secretary with effect from March 20, 2025. Ms. So Ka Man (“Ms. So”) will continue to serve as the other Joint Company Secretary.

The biographical details of Ms. Sun and Ms. So are set out as follows:

Ms. Sun, aged 41, currently serves as the Senior Director of Corporate Development and Investor Relations and served as the Investor Relations Director of the Company from March 2019 to June 2022. Since joining the Company, Ms. Sun has been instrumental in shaping its development and capital market strategies, serving as the primary point of contact for capital market messaging and communication. Ms. Sun has played a pivotal role in the successful execution of key corporate initiatives. These include the Group’s public offering of convertible senior notes in 2019, the Hong Kong initial public offering in 2020, the conversion from secondary to primary listing on the Main Board of the Stock Exchange in 2022, and various share repurchase programs. From 2021 to 2023, as head of the Company’s strategic investment department, she spearheaded the acquisition of Gap Shanghai, a major milestone that launched the Company’s business transformation into Baozun e-Commerce and Baozun Brand Management.

Throughout her tenure with the Company, she has been the primary liaison for external investors, addressing inquiries and information requests. She would regularly communicate with the Board, analysts, and investors to convey information about the Company’s financial results, strategies, growth opportunities, and business plan. Ms. Sun received her double bachelor’s degrees in Finance and Accounting from the University of International Business and Economics in 2006, and a master’s degree in Economics from the China Economics and Management Academy CEMA of Central University of Finance and Economics in 2009. She also is a CFA Level 3 candidate and has obtained the TEM-8.

Ms. So was appointed as a Joint Company Secretary on November 1, 2022. Ms. So is a director of Company Secretarial Services of Tricor Services Limited. Ms. So has over 20 years of experience in the corporate secretarial field. She has been providing professional corporate services to Hong Kong listed companies as well as multinational, private and offshore companies. Ms. So is a chartered secretary, a chartered governance professional and a fellow of both The Hong Kong Chartered Governance Institute and The Chartered Governance Institute in the United Kingdom. She is a holder of the Practitioner’s Endorsement from The Hong Kong Chartered Governance Institute.

WAIVER FROM STRICT COMPLIANCE WITH RULES 3.28 AND 8.17 OF THE LISTING RULES

Pursuant to Rule 8.17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), an issuer must appoint a company secretary who satisfies the requirements under Rule 3.28 of the Listing Rules. Rule 3.28 of the Listing Rules provides that an issuer must appoint as its company secretary an individual who, in the opinion of the Stock Exchange, is capable of discharging the functions of a company secretary by virtue of his/her academic or professional qualifications or relevant experience.

Although Ms. Sun does not possess the relevant academic or professional qualifications or relevant experience as required under Rule 3.28 of the Listing Rules, Ms. Sun, as the Senior Director of Corporate Development and Investor Relations of the Company, has a thorough understanding of and extensive experience in internal administration, business operations, strategic initiatives and corporate governance of the Group, and maintains close collaboration with the Board and senior management. Accordingly, the Board considers Ms. Sun is a suitable individual to serve as a Joint Company Secretary and believes that her appointment is in the interest of the Company and will facilitate the Group’s corporate governance and on-going compliance with the Listing Rules.

In addition, Ms. Sun will be assisted by Ms. So, who has the qualification and experience of a company secretary as required under Rule 3.28 of the Listing Rules, on matters concerning the Company’s ongoing compliance with the Listing Rules and applicable laws and regulations. Ms. Sun has also confirmed that she will take no less than 15 hours of relevant professional training in each financial year in compliance with the Rule 3.29 of the Listing Rules.

In light of the above, the Company has applied to the Stock Exchange for, and the Stock Exchange has granted, a waiver (the “Waiver”) from strict compliance with Rules 3.28 and 8.17 of the Listing Rules for a period of three years (the “Waiver Period”), commencing from March 20, 2025, being the date of appointment of Ms. Sun, as a Joint Company Secretary, on the conditions that (i) Ms. Sun must be assisted by Ms. So throughout the Waiver Period; and (ii) the Waiver could be revoked if there are material breaches of the Listing Rules by the Company.

Before the end of the Waiver Period, the Company must demonstrate and seek the Stock Exchange’s confirmation that Ms. Sun, having had the benefit of Ms. So’s assistance during the Waiver Period, has attained the relevant experience and is capable of discharging the functions of company secretary under Rule 3.28 of the Listing Rules such that a further waiver will not be necessary.

The Board would like to express its warm welcome to Ms. Sun on her new appointment.

By order of the Board
Baozun Inc.
Vincent Wenbin Qiu
Chairman

Hong Kong, March 20, 2025

As at the date of this announcement, our board of directors comprises Mr. Vincent Wenbin Qiu as the chairman, Mr. Junhua Wu, Mr. Satoshi Okada, Dr. Jun Wang and Ms. Bin Yu as directors, and Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye as independent directors.

* for identification purposes only

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